UNITED STATES
SECURITIES and EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

001-33013
(Commission File Number)

Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLUSHING BANK 401(k) SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flushing Financial Corporation
220 RXR Plaza

Uniondale, New York 11556

FLUSHING BANK 401(k) SAVINGS PLAN

Index

Page(s)

Report of Independent Registered Public Accounting Firms	2

Financial Statements:
Statements of Net Assets Available for Benefits
as of December 31, 2025 and 2024	4

Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2025	5

Notes to Financial Statements	6-12

Supplemental Schedule*:
Schedule H (Form 5500), line 4i - Schedule of Assets (Held at End of Year)	14

Signatures	15

Index to Exhibits	16

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Employee Benefits Committee

Flushing Bank 401(k) Savings Plan

Uniondale, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Flushing Bank 401(k) Savings Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2015.

New York, New York

May 21, 2026

FLUSHING BANK 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2025	2024

	(In thousands)
Assets:

Investments, at fair value	$120,089	$106,818
Investments, at contract value	12,113	10,333
Total investments	132,202	117,151

Receivables:
Employer contributions receivable	1,949	2,962
Notes receivable from participants	1,402	1,348
Total receivables	3,351	4,310

Net assets available for benefits	$135,553	$121,461

The accompanying notes are an integral part of these financial statements.

FLUSHING BANK 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended
December 31, 2025
(In thousands)
Additions:
Investment income:
Net appreciation in fair value of investments	$11,351
Dividends and interest	3,518
Total investment income	14,869

Interest income on notes receivable from participants	102

Contributions:
Employer contributions	3,255
Participant contributions	5,137
Participant rollovers	783
Total contributions	9,175

Total additions	24,146

Deductions:
Administrative expenses	114
Benefits paid to participants	9,940
Total deductions	10,054

Net increase	14,092

Net assets available for benefits – December 31, 2024	121,461

Net assets available for benefits – December 31, 2025	$135,553

The accompanying notes are an integral part of this financial statement.

1.	Description of the Plan:

The following description of the Flushing Bank 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions. Flushing Bank (the “Bank”, “Plan Sponsor”, “Employer”) is a wholly-owned subsidiary of Flushing Financial Corporation (the "Company"), a publicly-held corporation whose stock trades on the Nasdaq under the symbol FFIC.

a.	General:

The Plan is a 401(k) savings plan which began on September 1, 1987, and covers all salaried employees age 21 and older of the Bank and participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan Trustee is Empower Trust Company, LLC. The Plan is comprised of the following components: participant deferrals (including pre-tax and post-tax contributions as well as Bank matching contributions), Profit Sharing (“PS”) contributions, Defined Contribution Retirement Program (“DCRP”) contributions, loans, and rollovers. All components of the Plan, as well as all earnings and losses thereon, are segregated by component. The Employer froze eligibility for PS and DCRP contributions for employees hired after December 31, 2019.

b.	Contributions:

Participant pre-tax contributions can generally be no less than 1% nor greater than 25% of a participant’s eligible base compensation (subject to Internal Revenue Service (“IRS”) contribution limits). Participants can elect both pre-tax contributions (“401(k) contributions”) and post-tax contributions. Post-tax contributions can be made to either a Roth component (“Roth 401(k) contributions”) or an After-Tax component. Participant contributions did not exceed $23,500 annually for the plan year ended December 31, 2025, adjusted as prescribed under the Internal Revenue Code (“IRC”). Participants who have reached the age of 50 before the end of the Plan year are eligible to make catch-up contributions, up to a maximum of $7,500 for 2025. Effective for plan years beginning on or after January 1, 2025, pursuant to the SECURE 2.0 Act, participants ages 60 to 63 may also be eligible to make “Super” Catch-Up contributions of up to $11,250. The Bank will match 50% of each participant’s eligible base contributions up to a maximum of 3% of the participant’s eligible base compensation. Participants are not eligible to receive the Bank matching contributions until they have completed one year of service. Half of the Company match is made in Company common stock, which the participant can immediately re-allocate. The remaining half of the match is invested into corresponding participant directed investment accounts. Currently, pre-tax 401(k) contributions to the Plan are not subject to Federal, State, or Local income taxes until withdrawn from the Plan. Participants may also contribute eligible amounts representing distributions from other qualified defined benefit or defined contribution plans to the rollover component.

Under the DCRP, eligible employees who have met the Plan's age and service eligibility requirements will annually have a contribution made to their individual accounts equal to 4% of their eligible base compensation. PS contributions may be made annually at the Board of Directors’ discretion. Any such contribution shall be allocated among eligible employees in proportion to each such employee’s eligible compensation for the entire year in which the effective date occurs. PS and DCRP contributions will be initially invested in Company common stock, which the participant can immediately re-allocate. Employer contributions reported on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025, include $1.9 million in contributions receivable. This receivable represents

$0.5 million in contributions to the PS and $1.4 million in contributions to the DCRP. These receivables were settled in February 2026.

c.	Participant accounts:

Each eligible participant’s account is credited with the participant’s contributions, the Bank’s matching contributions, PS contributions and DCRP contributions, and related net earnings and losses thereon and charged for withdrawals and certain administrative expenses. At December 31, 2025 all Plan assets are held by Empower Trust Company, LLC.

d.	Vesting:

Participants are immediately fully vested in their salary deferral contributions plus earnings and losses thereon. Vesting of employer contributions plus earnings and losses thereon is based on continuous years of service. A participant vests 20 percent per year of credited service and is fully vested after five years of credited service. In addition, a participant also becomes fully vested when they reach their normal retirement date, early retirement date, the occurrence of a change of control, upon the participant’s death, or the date the participant becomes disabled.

e.	Forfeitures:

Under the Plan, if a participant who is not fully vested in the net value of their account terminates employment, the non-vested portion of the account shall constitute a forfeiture upon the earlier of when the participant takes a lump-sum distribution of the vested portion of the account or the participant has been terminated from the Plan for five years. All forfeitures are applied against employer contribution obligations or against Plan expenses. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $1,000 and $7,000, respectively. In 2025, $44,000 in forfeitures were used to reduce employer contributions.

f.	Investment options:

As of December 31, 2025 and 2024, upon enrollment in the Plan, a participant may direct employee contributions in one percent increments into the offered investment accounts. Thereafter, a participant may direct investment changes in their accounts daily.

g.	Payment of benefits:

Upon termination of service, a participant is entitled to receive a lump sum equal to the value of his or her account to the extent such funds are vested. If a participant's employment with the Bank is terminated for any reason other than death, disability or retirement and the account balance does not exceed $7,000, the Plan will automatically distribute a lump-sum payment to the participant.

h.	Voting rights:

With respect to the Company’s common stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account, and is notified by the Trustee prior to the time that such rights are to be exercised. With respect to shares of stock credited to participant accounts as to which the Trustee did not receive timely voting instructions and shares of stock not credited to participant’s account, the Trustee shall vote all such shares of stock in the same proportion as were voted shares as to which participants provided timely instructions.

i.	Notes receivable from participants:

Loans are made available to all participants. All loans must be collateralized by a security interest in the participant’s vested interest under the Plan equal to the amount of the loan. Loans are limited by the IRC Section 72(p) and may not exceed the lesser of: (i) 50% of the net value of a participant’s vested account balance (excluding PS and DCRP contributions and any earnings or losses thereon) or (ii) $50,000 reduced by the largest outstanding loan balance in the Plan during the preceding 12 months.

The term of a loan to a participant shall be no greater than five years, except to acquire a principal residence in which case the term shall be no greater than 10 years. Loans bear a rate of interest (currently prime plus one percent rounded to the nearest one quarter of one percent).  At December 31, 2025 and 2024 all outstanding loans bore an interest rate of 4.25% to 9.50%.

2.	Summary of Significant Accounting Policies:

a.Basis of presentation:

The accompanying financial statements have been prepared using the accrual method of accounting as required by accounting principles generally accepted in the United States of America (“U.S. GAAP”).

b.Use of estimates:

The preparation of the Plan’s financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, the changes in net assets available for plan benefits during the period, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.Investment valuation and income recognition:

Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value, See Note 4). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The Plan presents dividends and interest income and net appreciation (depreciation) in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation (depreciation) in the fair value of its funds and common stock consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments bought and sold, as well as held during the year. Dividends and interest consist of interest payments received or accrued on interest bearing securities and dividend payments received or accrued on the ex-dividend date from individual securities such as common stock. Dividend and interest income on investments held by the funds are reinvested by each fund.  Purchases and sales of securities are recorded on a trade date basis.

d.Contributions receivable:

Participant contributions and any related employer matching contributions are recognized in the period during which the Employer makes the respective payroll deduction from the participant’s compensation. DCRP and PS contributions are recorded in the relevant period in accordance with the terms in the Plan document.

e.Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced to zero and a benefit payment is recorded.

f.Expenses:

The ordinary administrative expenses of the Plan, including compensation of the Trustee and other administrative expenses of the Trustee are paid from the Plan unless paid by the Bank at its discretion. Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements.

g.Payment of benefits:

Benefit payments to participants are recorded upon distribution.

3.	Fair Value Measurements:

Financial assets and financial liabilities reported at fair value are required to be measured based on either: (1) quoted prices in active markets for identical financial instruments (Level 1), (2) significant other observable inputs (Level 2), or (3) significant unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – where quoted market prices are available in an active market.

Level 2 – when quoted market prices are not available, fair value is estimated using quoted market prices for similar financial instruments and adjusted for differences between the quoted instrument and the instrument being valued.  Fair value can also be estimated by using pricing models, or discounted cash flows. Pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads.  In addition to observable market information, models also incorporate maturity and cash flow assumptions.

Level 3 – when there is limited activity or less transparency around inputs to the valuation.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth the Plan’s assets that are carried at fair value on a recurring basis, and the method that was used to determine their fair value, at December 31, 2025 and 2024.

	At December 31, 2025
	Level 1	Level 2	Level 3	Total

	(In thousands)
Assets at fair value:

Mutual funds	$31,087	$—	$—	$31,087
Company common stock	35,183	—	—	35,183
Pooled Separate Accounts	—	—	—	18,186
Common collective trust	—	—	—	35,633
Total assets at fair value	$66,270	$—	$—	$120,089

	At December 31, 2024
	Level 1	Level 2	Level 3	Total

	(In thousands)
Assets at fair value:

Mutual funds	$26,859	$—	$—	$26,859
Company common stock	31,724	—	—	31,724
Pooled Separate Accounts	—	—	—	16,168
Common collective trust	—	—	—	32,067
Total assets at fair value	$58,583	$—	$—	$106,818

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used as of December 31, 2025 and 2024.

Mutual funds – (Level 1) Valued at the net asset value (quoted market prices) of shares held by the plan at December 31, 2025 and 2024. The mutual funds held by the Plan are actively traded.

Company common stock – (Level 1) Valued at the closing price reported on the active market on which the security is traded at December 31, 2025 and 2024.

Common Collective Trust – Valued as determined by the investment manager and is based on the value of the underlying assets held less liabilities at December 31, 2025 and 2024. These are measured at net asset value per unit (or the equivalent) using the practical expedient.

Pooled Separate Accounts – Valued as determined by the investment manager and is based on the value of the underlying assets held less liabilities at December 31, 2025 and 2024. These are measured at net asset value per unit (or the equivalent) using the practical expedient.

The fair values of the Plan’s investments in common collective trusts and pooled separate accounts are calculated each business day. All investments can be redeemed daily by participants without restriction. There are no unfunded commitments relating to the Plan’s investments. These are direct filing entities.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	Fully Benefit-Responsive Investment Contracts:

The Plan holds the Guaranteed Income Fund (“GIF”) which is a fully benefit-responsive investment contract. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. For the GIF contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions.  Interest crediting rates are reviewed on a semi-annual basis. Certain factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account are used to establish interest crediting rates. These rates are established without the use of a specific formula.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan, (4) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA or (5) premature termination of the contract. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, and (4) a material amendment to the agreement without the consent of the issuer.

5.	Risks and Uncertainties:

The Plan currently invests in investments that are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities in which these funds may invest, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Benefits.

At December 31, 2025, 27% and 22% of the Plan’s net assets available for benefits were invested in Flushing Financial Corporation Common Stock, which includes contribution receivables and funds issued by Empower Annuity Insurance Company of America, respectively. At December 31, 2024, 29% and 22% of the Plan’s net assets available for benefits were invested in Flushing Financial Corporation Common Stock, which includes contribution receivables, and funds issued by Empower Annuity Insurance Company of America, respectively.

6.	Plan Termination:

Although it has not expressed any intent to do so, the Bank specifically reserves the right, at any time, to terminate the Plan or to amend, in whole or in part, any or all of the provisions of the Plan, subject to the provisions of ERISA and approval of the Bank’s Board of Directors. In the event of termination or partial termination of the Plan or upon complete discontinuance of contributions under the Plan, the accounts of each affected participant shall become 100% vested and fully distributable, in accordance with the IRC and all income tax regulations promulgated thereunder.

7.	Federal Tax Status:

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by IRS. The IRS has determined and informed the Bank by a signed letter dated September 26, 2022 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although, the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed, and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

The Plan is subject to routine audits by taxing jurisdictions, however there are currently no audits in progress for any tax periods.

8.	Related Party Transactions and Parties-in-Interest:

Plan investments include common stock of Flushing Financial Corporation, the parent company of the Bank and as such qualify as party-in-interest transactions. Notes receivable from participants also qualifies as party-in-interest transactions. Certain Plan investments are held by Empower Trust Company, LLC who is trustee and recordkeeper and therefore party in interest transactions. Various fees are paid to related parties for services to the Plan which include charges for recordkeeping, audit and investment advisory, and vendor management services.

At December 31, 2025 and 2024, the Plan held 2,319,215 shares and 2,221,481 shares of Flushing Financial Corporation common stock valued at $35,183,000 and $31,724,000, respectively. For the year ended December 31, 2025, the Plan purchased 559,616 shares and sold 461,882 shares.

9.	Subsequent Events:

The Plan Administrator has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through May 21, 2026 (the date these financial statements were available to be issued).  On December 29, 2025, Flushing Financial Corporation entered into a definitive merger agreement with OceanFirst Financial Corp., pursuant to which Flushing Financial Corporation will merge with and into OceanFirst Financial Corp. in an all-stock transaction. All required regulatory and shareholder approvals have been obtained, and the merger is expected to close no later than June 1, 2026.

SUPPLEMENTAL SCHEDULE

FLUSHING BANK 401(k) SAVINGS PLAN

EIN 41-2231564

Plan 002

Schedule H (Form 5500), line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor	maturity date, rate of interest,		Current
	or similar party	collateral, par, or maturity value	Cost	value
(In thousands)

*	Flushing Financial Corporation	Flushing Financial Corporation Common Stock	**	$35,183
	Company Stock			35,183

	JP Morgan	Undiscovered Managers Behavioral Value Fund Class R6	**	2,092
	MFS	MFS Mid Cap Gro Class R6	**	3,490
	Fidelity	Fidelity 500 Index Fund	**	23,116
	PIMCO	PIMCO Real Rtn Fd Inst	**	376
	Columbia	Columbia Sc Idx Instl 3	**	1,871
	GQG Partners	GQG Partners Em Mkts Rqty Inst	**	142
	Mutual Funds			31,087

*	Empower Annuity Insurance Company	Prudential Total Return Bond (ISP)	**	4,068
*	Empower Annuity Insurance Company	Real Estate / Cohen & Steers	**	165
*	Empower Annuity Insurance Company	Lcg Jp Morgan Inv Mgmt	**	11,252
*	Empower Annuity Insurance Company	Pgim Fund High Yield Bond	**	660
*	Empower Annuity Insurance Company	Am Cent Mid Cap Value	**	2,041
	Pooled Separate Accounts			18,186

	Ameriprise Retirement Services	Columbia Div Income Ms	**	7,094
	Hartford Schroder Funds	Schroder Intl Alpha 1	**	4,229
	Great Gray	Geneva Small Cap Grwth Collect FD CL C	**	2,280
	Great Gray	Pgim Tgt 2020 Fund	**	1,244
	Great Gray	Pgim Tgt 2025 Fund	**	1,989
	Great Gray	Pgim Tgt 2030 Fund	**	5,738
	Great Gray	Pgim Tgt 2035 Fund	**	3,426
	Great Gray	Pgim Tgt 2040 Fund	**	3,765
	Great Gray	Pgim Tgt 2045 Fund	**	2,074
	Great Gray	Pgim Tgt 2050 Fund	**	1,659
	Great Gray	Pgim Tgt 2055 Fund	**	716
	Great Gray	Pgim Tgt 2060 Fund	**	488
	Great Gray	Pgim Tgt 2065 Fund	**	144
	Great Gray	Pgim Tgt Income Fund	**	787
	Common Collective Trust			35,633

*	Empower Annuity Insurance Company	Guaranteed Income Fund	**	12,113
*	Notes Receivable from Participants	All loans bear an interest rate ranging from 4.25% to 9.50%		1,402
		Total		$133,604

* Party-in-interest to Plan

** Cost omitted for participant directed investments

FLUSHING BANK 401(k) SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

66
Flushing Bank 401(k) Savings Plan

Date: May 21, 2026	By:	/s/ Susan K. Cullen
Susan K. Cullen
Plan Administrator

FLUSHING BANK 401(k) SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

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